REG TECHNOLOGIES, INC.
1103 – 11871 Horseshoe Way
Richmond, B.C., V7A 5H5

January 20, 2006

Rebekah Blakeley Moore, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Reg Technologies Inc. (“Reg”)
Form 20-F for the period ended April 30, 2005 – Filed November 1, 2005
File No. 000-24342

Dear Ms. Blakeley Moore:

This letter responds to your letter dated January 6, 2006, commenting on Reg’s Auditor’s Report, Significant Accounting Policies and US GAAP Reconciliation contained in its Form 20-F for the year ended April 30, 2005.

We are working with our former auditors to complete the required information and anticipate having a complete response to you by mid-February.

Please call me at (206) 262-9545 if you have any questions. Very truly yours, Reg Technologies Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc: John Robertson, President, Reg Technologies, Inc.